SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                   ____________________________________________________

                                       SCHEDULE 13D

                                     (Amendment No. 2)

                         Under the Securities Exchange Act of 1934


                           BLOCKBUSTER ENTERTAINMENT CORPORATION
                                     (Name of Issuer)

                          Common Stock, Par Value $.10 Per Share
                              (Title of Class of Securities)

                                        093676 10 4
                                      (CUSIP Number)

                                 Philippe P. Dauman, Esq.
                                        Viacom Inc.
                                      200 Elm Street
                               Dedham, Massachusetts  02026
                                 Telephone: (617) 461-1600
                          (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices and
                                      Communications)

                                         Copy to:

                                   Stephen R. Volk, Esq.
                                    Shearman & Sterling
                                   599 Lexington Avenue
                                    New York, NY 10022
                                Telephone:  (212) 848-4000

                                    September 29, 1994
                  (Date of Event which Requires Filing of this Statement)

                         ========================================

               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
               Check the following box if a fee is being paid with this statement / /.







                                 Page 1 of ___ Pages

                        CUSIP No. 093676 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                        VIACOM INC.
                                --------------------------------------------------------------------------------
                                        I.R.S. Identification No. 04-2949533
                                --------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                        / /     (a)
                                    ------------------------------------------------------------------------------------
                        / /     (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------
                        (3)     SEC Use Only
                                    ------------------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization  Delaware
                                                                     ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                         ---------------------------------------------------------------
                          Shares
                                             ---------------------------------------------------------------------------
                        Beneficially    (8)  Shared Voting Power            -0-
                                                                --------------------------------------------------------
                         Owned by
                                        --------------------------------------------------------------------------------
                           Each     (9) Sole Dispositive Power
                                                              ----------------------------------------------------------
                        Reporting
                                        --------------------------------------------------------------------------------
                          Person    (10)  Shared Dispositive Power       -0-
                                                                   -----------------------------------------------------
                            With
                        --------        --------------------------------------------------------------------------------

                        ------------    --------------------------------------------------------------------------------
                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                             -0-
                        ------------------------------------------------------------------------------------------------


                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                     ---

                                ----------------------------------------------------------------------------------------


                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                   -------------------------------------
                                    Not applicable.
                                ----------------------------------------------------------------------------------------
                        (14)    Type of Reporting Person (See Instructions)   CO
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 2 of ___ Pages

                        CUSIP No. 093676 10 4

                        (1)     Name of Reporting Person
                                S.S. or I.R.S. Identification No. of Above Person
                                               SUMNER M. REDSTONE
                                ---------------------------------------------------------------------------------------
                                               S.S. No.
                                ----------------------------------------------------------------------------------------

                        (2)     Check the Appropriate Box if a Member of Group (See Instructions)

                        / /     (a)
                                    ------------------------------------------------------------------------------------
                        / /     (b)
                                    ------------------------------------------------------------------------------------

                                    ------------------------------------------------------------------------------------

                        (3)     SEC Use Only
                                            ----------------------------------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (4)     Sources of Funds (See Instructions)
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------

                        (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                                ----------------------------------------------------------------------------------------

                        (6)     Citizenship or Place of Organization   United States
                                                                    ----------------------------------------------------

                                ----------------------------------------------------------------------------------------


                        ------------
                         Number of  (7) Sole Voting Power
                                                          --------------------------------------------------------------
                          Shares
                                             ---------------------------------------------------------------------------
                        Beneficially  (8)    Shared Voting Power        -0-
                                                                 -------------------------------------------------------
                        Owned by
                                        --------------------------------------------------------------------------------
                          Each          (9)  Sole Dispositive Power
                                                                   -----------------------------------------------------
                         Reporting
                                        --------------------------------------------------------------------------------
                         Person      (10)  Shared Dispositive Power      -0-
                                                                   -----------------------------------------------------
                           With
                        --------        --------------------------------------------------------------------------------

                        (11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            ----------------------------
                                      -0-
                                ----------------------------------------------------------------------------------------
                        (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                    ----

                                ----------------------------------------------------------------------------------------

                        (13)    Percent of Class Represented by Amount in Row (11)
                                                                                  --------------------------------------
                                    Not applicable.
                                ----------------------------------------------------------------------------------------

                        (14)    Type of Reporting Person (See Instructions)             IN
                                                                           ---------------------------------------------

                                ----------------------------------------------------------------------------------------





                                                           Page 3 of ___ Pages

                       This Amendment No. 2 amends the Statement on
               Schedule 13D, as amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") on January 18, 1994 by Viacom Inc. ("Viacom") and Sumner M. Redstone (the "Statement") with respect to the common stock, par value $.10 per share (the "Common Stock"), of Blockbuster Entertainment Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at One Blockbuster Plaza, Ft. Lauderdale, Florida 33301. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

               Item 3.   Source and Amount of Funds or Other Consideration.
                         -------------------------------------------------

                       Item 3 of the Statement is hereby amended and
               supplemented as follows:

                       The shares of Common Stock the subject of the
               Statement were cancelled in connection with the merger of the Issuer with and into Viacom (the "Merger"), with Viacom as the surviving corporation, in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of January 7, 1994, between Viacom and the Issuer, as amended as of June 15, 1994 (the "Merger Agreement"). Pursuant thereto, each share of Common Stock (other than shares held by Viacom, the Issuer and, if appraisal rights are available under the Delaware General Corporation Law, those holders who have demanded and perfected appraisal rights) has been cancelled and converted into the right to receive (i) 0.08 of a share of Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock"), (ii) 0.60615 of a share of Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock") and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock, with such number of shares depending on market prices of Viacom Class B Common Stock during the year following the effective time of the Merger, evidenced by one variable common right of Viacom.

               Item 4.   Purpose of Transaction.
                         ----------------------

                       Item 4 is hereby amended and supplemented as
               follows:

                       On September 29, 1994, pursuant to the terms and
               conditions of the Merger Agreement, (A) the Issuer was merged with and into Viacom with Viacom as the surviving corporation and (B) each outstanding share of Common Stock (other than shares held by Viacom, the Issuer and, if appraisal rights are available under the Delaware General Corporation Law, those holders who have demanded and perfected appraisal rights) was cancelled and converted into the right to receive (i) 0.08 of a share of Viacom Class A Common Stock, (ii) 0.60615 of a share of Viacom Class B Common Stock and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock, with such number of shares depending on market prices of Viacom Class B Common Stock during the year following the effective time of the Merger, evidenced by one variable common right of Viacom. A copy of the press release




                                 Page 4 of ___ Pages
               issued by Viacom on September 29, 1994, relating to the consummation of the Merger, is attached hereto as Exhibit
               99.1 and is incorporated herein by reference.

               Item 5.      Interest in Securities of the Issuer.
                            ------------------------------------

                       On September 29, 1994, the Merger was consummated.
               As a result thereof, the shares of Common Stock the subject of the Statement were cancelled.

               Item 7.      Material to Be Filed as Exhibits.
                            --------------------------------

               99.1 Press release issued by Viacom Inc. on September 29,
                    1994.



                                 Page 5 of ___ Pages

               Signature
               ---------

                       After reasonable inquiry and to the best of our
               knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


               October 4, 1994           VIACOM INC.


                                         By   /s/ Philippe P. Dauman
                                           -------------------------
                                         Name:  Philippe P. Dauman
                                         Title:    Executive Vice
                                                   President,
                                                   Chief Administrative
                                                   Officer, General
                                                   Counsel and
                                                   Secretary





                                Page 6 of ___ Pages

               Signature
               ---------


                         After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


               October 4, 1994
                                                       *
                                       ------------------------------------
                                         Sumner M. Redstone, Individually

               *By /s/ Philippe P. Dauman
                   ------------------------------------------
                  Philippe P. Dauman
                  Attorney-in-Fact
                  under the Limited Power
                  of Attorney filed as Exhibit 3
                  to the Statement.



                                 Page 7 of ___ Pages

                                       Exhibit Index


               Exhibit No.              Description                   Page No.
               ----------               -----------                   --------

                   99.1       Press release issued by Viacom Inc.
                              on September 29, 1994.



                            Page 8 of ___ Pages